Annual Report

Cover Page

Name of issuer:

Future Proof Brands LLC dba BeatBox Beverages

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 11/14/2011

Physical address of issuer:

1023 Springdale Rd.
Austin TX 78721

Website of issuer:

http://beatboxbeverages.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

63

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,880,780.00	$2,493,588.00
Cash & Cash Equivalents:	$256,301.00	$646,464.00
Accounts Receivable:	$690,260.00	$410,111.00
Short-term Debt:	$3,231,873.00	$1,289,451.00
Long-term Debt:	$1,920,350.00	$1,488,784.00
Revenues/Sales:	$7,524,675.00	$4,199,062.00
Cost of Goods Sold:	$4,990,172.00	$4,004,883.00
Taxes Paid:	$12,950.00	$4,911.00
Net Income:	($3,048,595.00)	($4,234,348.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Future Proof Brands LLC dba BeatBox Beverages

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Aimy Steadman	Founder COO	Future/Proof	2011
Justin Fenchel	CEO	Future/Proof	2011
Jeff Cuban	Investor	Mark Cuban Companies	2020
Matthew Meehan	Investor	Self Employed	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Aimy Steadman	COO	2011
Justin Fenchel	CEO	2011
Brad Schultz	CMO	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

General economic conditions could affect the Company's business. The Company's results of operations are affected by overall economic trends, the level of consumer spending, the rate of taxes levied on alcoholic beverages and consumer confidence in future economic conditions. In periods of economic slowdown, consumer purchase decisions may be increasingly affected by price considerations, thus creating negative pressure on the sales volume and margins of the products sold by the Company. Reduced consumer confidence and spending may result in reduced demand for the products sold by the Company and limitations on our ability to increase prices and finance marketing and promotional activities. A shift in consumer preferences or a reduction in sales of alcoholic beverages generally could have a material adverse effect on the products sold by the Company.

Pandemics, such as the current global COVID-19 virus, outbreaks of communicable infections or diseases, or other public health concerns in the markets in which our consumers or employees live and/or in which we or our distributors, retailers, and suppliers operate. Disease outbreaks and other public health conditions could result in disruptions and damage to our business caused by potential negative consumer purchasing behavior as well as disruption to our supply chains, production processes, and operations. Consumer purchasing behavior may be impacted by reduced consumption by consumers who may not be able to leave home or otherwise shop in a normal manner as a result of quarantines or other cancellations of public events and other opportunities to purchase our products, from bar and restaurant closures, or from a reduction in consumer discretionary income due to reduced or limited work and layoffs. Supply disruption may result from restrictions on the ability of employees and others in the supply chain to travel and work, such as caused by quarantine or individual illness, or which may result from border closures imposed by governments to deter the spread of communicable infection or disease, or determinations by us or our suppliers or distributors to temporarily suspend operations in affected areas, or other actions which restrict the ability to distribute our products or which may otherwise negatively impact our ability to produce, package and ship our product, for our distributors to distribute our products, or for our suppliers to provide us our raw materials. Transportation of product within a region or country may be limited, if workers are unable to report to work due to travel restrictions or personal illness. Our operations and the operations of our suppliers may become less efficient or otherwise become negatively impacted if our executive leaders or other personnel critical to our operations are unable to work or if a significant percentage of the workforce is unable to work or is required to work from home. Our cyber-security could be compromised if persons who are forced to work from home do not maintain adequate information security. A prolonged quarantine or border closure could result in temporary or longer-term disruptions of sales patterns, consumption and trade patterns, supply chains, production processes, and operations. A widespread health crisis, such as the COVID-19 pandemic, could negatively affect the economies and financial markets of many countries resulting in a global economic downturn which could negatively impact demand for our products and our ability to borrow money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Our Board of Managers is in the process of seeking certification as a "B corporation" in which case the Company will be required to consider the impact of its decisions on all stakeholders, not just its Members. "Certified B corporations" refers to companies that are certified by B Lab as meeting certain levels of social and environmental performance, accountability and transparency. B Lab sets the standards for Certified B Corporation certification and may change those standards over time. If the Company becomes a Certified B Corporation, the Company's Board of Managers must consider the effects of any action or inaction on the Company's members, employees, customers, community and societal factors, local and global environment, among others things, and is not required to regard any interest, or the interests of any particular group affected by an action or inaction, including the members, as a dominant or controlling interest or factor. This is not the default standard under Delaware law. Further, our reputation could be harmed if we are unable to become a Certified B Corporation or if we become a Certified B Corporation and subsequently lose that status.

We have incurred indebtedness to finance operations and expansion activities and a portion of the proceeds from new investments in the Company will be used to pay off some of the Company's high-interest short term debt. In the future, we may continue to incur additional indebtedness for general corporate purposes. We cannot assure that our business will generate sufficient cash flow from operations to meet all our debt service requirements, return value to shareholders and fund our general corporate and capital requirements. Our current and future debt service obligations and covenants could have important consequences. These consequences include, or may include, the following: our ability to obtain financing for future working capital needs or investments/acquisitions or other purposes may be limited; our funds available for operations, and expansion may be reduced because we dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our indebtedness; our ability to conduct our business could be limited by restrictive covenants; and our vulnerability to adverse economic conditions may be greater than less leveraged competitors and, thus, our ability to withstand competitive pressures may be limited. If we fail to comply with the obligations contained in our current credit facilities or future loan agreements, we could be in default under such debt facilities or agreements. In the event of a default, the holders of our debt could elect to declare all amounts outstanding under such instrument to be due and payable. A default could also require the immediate repayment of outstanding obligations under other debt facilities or agreements that contain cross-acceleration or cross-default provisions. If that were to occur, we might not have available funds to satisfy such repayment obligations.

The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company. Alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the company by investors are permissible in Texas or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the Texas Alcoholic Beverage Commission to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. If any regulatory authority notifies the Company that the Company will lose its alcoholic beverage permit(s) because a member or related party or affiliate thereof has violated federal and state "tied-house" laws, such member must transfer its units to another person that does not engage in any activity that presents a conflict with the Company's alcoholic beverage permit(s). In the event that such member does not make a transfer within thirty (30) days from receipt of notice from the Company that a transfer is required to resolve a regulatory conflict, the Company will have the right to redeem that member's units.

Changes in the prices of supplies and raw materials could have a materially adverse effect on the Company's business. There have been changes in the cost of raw materials used in the production of alcoholic beverages in recent years. Increases in prices may also take place in the future and the Company's inability to pass on increases to customers could reduce margins and profits and have a material adverse effect on the Company's business. The Company cannot assure you that shortages or increases in the prices of supplies or raw materials will not have a material adverse effect on the Company's financial condition and results of operations. The success of the Company's business with suppliers is subject to numerous financial, legal and operating risks, such as enforcement of contract rights and compliance with existing and future laws, regulations and policies, including those related to tariffs, investments, taxation, trade controls, product content and performance.

Weather conditions may have a material adverse effect on sales. The Company will operate in an industry where performance is affected by the weather. Changes in weather conditions may result in lower consumption of alcoholic beverages than in comparable periods. In particular, unusually cold spells in winter or high temperatures in the summer can result in temporary shifts in customer preferences and decrease demand for the alcoholic beverages the Company will produce and distribute. Similar weather conditions in the future may have a material adverse effect on sales which could affect the Company's financial condition and results of operations.

Risks with the Company's brands. It is important that the Company have the ability to maintain and enhance the image of its existing products. The image and reputation of the Company's products may be impacted for various reasons including litigation or complaints from customers/regulatory bodies resulting from the illegal consumption of the Company's products, quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. Deterioration in the Company's brand equity (brand image, reputation and product quality) may have a negative effect on its operating results, financial condition and prospects.

Adverse public opinion about alcohol may harm our business. While a number of research studies suggest that moderate alcohol consumption may provide various health benefits, other studies conclude or suggest that alcohol consumption has no health benefits and may be detrimental to one's health. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for alcohol beverages, which could harm our business by reducing sales and increasing expenses. In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages, or to increase the costs associated with the production of alcoholic beverages. Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business by reducing sales and increasing expenses.

Loss of distribution agreements or inability to enter into favorable distribution agreements may have a material adverse effect on the Company. Entering into distribution agreements on favorable terms with key distributors will be critical to the success of the Company. If the Company fails to enter into distribution agreements on favorable terms with key distributors, such failure could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if any distributors were to breach, terminate or attempt to renegotiate their distribution agreements with the Company, such breach, termination or renegotiation could have a material adverse effect on the Company's business, financial condition and results of operations. The Company can give you no assurance that it will be successful in maintaining and entering into favorable distribution agreements with key distributors.

Risks associated with the regulatory framework applicable to the Company. The alcoholic beverage industry is highly regulated at both national and local levels. Alcoholic beverage related producing, distributing and reselling operations require licenses, permits and approvals. Delays and failures to obtain or the future loss of any required licenses, permits or approvals could negatively affect the Company's operations. Government-sponsored campaigns against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drinking laws may reduce demand for the Company's products and any change in legislation could impact upon future products that the Company may produce. Also, new regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect the Company's business, financial condition and results of operations.

The Company may not be able to adequately protect its intellectual property rights. The Company will rely on trademark and other intellectual property rights to protect its intellectual property. There can be no assurance that the Company's intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. The Company cannot assure you that the steps the Company have taken or will take will be sufficient to protect the Company's intellectual property rights or to prevent others from seeking to invalidate the Company's trademark or block sales of the Company's products as a violation of the trademarks and intellectual property rights of others. In addition, the Company cannot assure you that third parties will not infringe on or misappropriate the Company's rights, imitate the Company's products, or assert rights in, or ownership of, trademarks and other intellectual property rights of the Company's or in marks that are similar to the Company's. In some cases, there may be trademark owners who have prior rights to the Company's marks or to similar marks. Intellectual property litigation is costly, and, even if the Company prevails, the cost of such litigation could adversely affect its business, financial condition and results of operations. Failure to protect the Company's proprietary information could have a material adverse effect on its business, results of operations and financial condition.

We are currently involved in a lawsuit. The Company filed a trademark infringement lawsuit against Molson Coors Beverage Co. ("Molson Coors"), which, if the outcome is not successful, could have a material adverse impact on our Brizzy hard seltzer product line (including abandoning this product line). The Company was unsuccessful in obtaining a preliminary injunction against Molson Coors from launching its hard seltzer product on account of a likelihood of confusion.

The Company has a limited operating history. The Company has a limited operating history and to date has not generated any amounts of revenue or net income. The Company will not realize any significant revenues, net income or capital appreciation unless it successfully executes its business plan. Because of the Company's limited operating history, it is unable to accurately forecast revenues. The Company currently intends to increase operating expenses substantially in order to, among other things, ramp and scale production of product, support pricing strategy with distributors, deliver brand launch through field marketing, social marketing, targeted advertising and product sampling, and accelerate key hires of sales and distribution leadership. To the extent the Company is unsuccessful in achieving significant revenues, it may be unable to appropriately adjust spending in a timely manner to compensate for any unexpected revenue shortfall or will have to reduce operating expenses, causing the Company to forego potential revenue generating activities, either of which could cause a material adverse effect on its business, results of operations, and financial condition. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions that may adversely affect its revenues. These factors add to the difficulty in accurately forecasting revenue.

Market acceptance of the Company's brands and products is uncertain. It is possible that the Company may not be successful in introducing its brands and products to its target markets. The possibility exists that market acceptance of the Company's brands and products may differ from management's perceived expectations and that the Company may be forced to modify all or part of its business plans. Management may come to erroneous conclusions regarding the marketplace, which may result in the Company's overstatement of the opportunity. The success of the Company will, to a large extent, rely on management's ability to adjust or modify, if at all or in part, components of its business plan to reflect current market conditions as they may present themselves in the future.

The Company may be unable to manage rapid growth. Market acceptance of the Company's brands and products may result in the rapid and accelerated growth of the Company and stress the talents and time requirements of management. Current management may experience difficulties adjusting and managing the growth of the Company, resulting in material operational or revenue issues or deficiencies.

The Company's ability to compete effectively in the highly competitive alcoholic beverage industry may affect its operational performance and financial results. The Company may not be able to compete successfully in the highly competitive alcoholic beverage industry. The Company will face competition from large, national companies and smaller, regional operators. Some of the Company's competitors are larger and have greater financial resources. The Company may experience price pressure as a result of competitors' pricing practices as well as general market conditions. Failure to match or exceed competitors' cost reductions through productivity gains and other improvements could weaken the Company's competitive position. The Company may not be able to effectively compete with larger, more diversified companies. Increased competition may result in lower operating margins leading to unprofitable operations and loss of market share.

Additional funding may be necessary for future development. The funds raised in this Offering will be used, in part, to generate a track record of performance and success in the Company's product offering. The Company may require additional financing, including venture capital financing, to complete the product roadmap and expand the business. The timing and amount of such capital needs cannot be precisely determined at this time and will depend upon a number of factors, including the pace of product development, customer demand and acceptance, changes in industry conditions and competitive factors.

The Company's financial projections and assumptions may prove incorrect. The information presented to investors in meetings and otherwise (including any financial projections of the Company) contain forward looking information and has been prepared on the basis of a number of assumptions, variables, and hypotheticals, including third-party data believed to be reliable but not fully verified or verifiable by the Company. The information and financial projections are dependent on estimates and projections of circumstances and events that have not occurred and which may not occur or which may have different consequences from those now assumed or anticipated. No assurance can be given that all material assumptions have been considered. Future operating results are in fact impossible to predict. Therefore, the actual results achieved will vary from the forecasts and projections and the variations could be material. No representation or warranty of any kind is made by the Company or any of its affiliates, and none should be inferred, respecting the future accuracy or completeness of any projections or any other forward-looking information provided by the Company.

The Company may not be able to obtain adequate financing. The Company's projections are based on raising $2,500,000. If the Company raises $2,500,000 in this Offering, it may still be unable to achieve its proposed business plan. The Company's operations may require capital infusions on an ongoing basis. If the Company does not generate sufficient cash flow from its operations, or is unable to borrow or otherwise obtain additional funds to finance its operations, the Company's financial condition and results of operations could be adversely affected.

The Company is dependent on key personnel. The Company's success will depend, in large part, upon the contributions of key personnel, especially the Founders (as defined below). The loss of the service of several key people within a short period of time could have a material adverse effect upon the Company's financial condition and operations. The Company's future success is also dependent upon its ability to attract and retain other highly qualified personnel.

Competition for such personnel is intense, and the Company's inability to attract and retain additional key employees could have a material adverse effect on the Company's financial condition and operations. The Company could lose key personnel, which could prevent the Company from executing its business plan.

Past performance of the Founders is not a guarantee of comparable future results. Pro forma financial information for the Company is based upon numerous assumptions, many of which may or may not prove accurate. Therefore, actual financial results will be different from the pro forma information and the results obtained by the Founders in prior business endeavors, and these differences could be material.

Investors will have limited control over decision making because the Founders and existing investors will have voting control of the Company. Initially, Justin Fenchel, Aimy Steadman, Brad Schultz, Jason Schieck and Daniel Singer (the "Founders") and existing holders of Preferred Units of the Company will own and control a majority of the voting interests of the Company and the investors in this Offering will have very limited control over the management of the Company. As a result, the Founders and existing investors will have significant influence in determining the outcome of all corporate transactions. The interests of the Founders and existing investors may differ from the interests of the other members, and the Founders and existing investors may make decisions with which the other members may not agree. Additionally, the Founder's and existing investors' fiduciary duties are limited by the LLC Agreement.

The LLC Agreement places limits on transferability of the Series B-1 Preferred Units. Under the LLC Agreement, no member may sell, assign, mortgage, pledge, transfer, hypothecate, encumber or otherwise dispose of any membership interest in the Company without the prior approval of the Board, in the Board's sole discretion. Thus, your ability to transfer the Series B-1 Preferred Units is severely limited. Also, any sale or other transfer of the Series B-1 Preferred Units will be subject to a right of first refusal in favor of the Company and the other members. In addition, you might be required to sell your Series B-1 Preferred Units in certain circumstances. If the Founders and the members holding a majority of the outstanding membership interests in the Company desire to sell all or a majority of the equity interests in the Company, you can be required to sell your Series B-1 Preferred Units in such sale transaction.

Your ownership interest in the Company is subject to dilution in the event that the Company requires issues additional equity interests or equity-like interests. The Company may require additional capital and could sell additional equity interests in the Company to raise such capital. The Company may also issue additional equity incentive interests (including equity-like incentive interests) in the Company as awards to certain individuals. The Company may issue additional equity interests without your approval. Even if you are given an opportunity to purchase additional equity interests to maintain your ownership percentage, the opportunity may not be on terms you accept. Your investment in the Company is therefore subject to substantial dilution.

While the Series B-1 Preferred Units are a preferred equity interest, they are on equal footing with other Preferred Units and rank junior to the debts and liabilities of the Company. In a liquidation, the Company's assets are distributed as follows: (a) first, to the payment of the debts and liabilities of the Company and the expenses of liquidation; (b) second, to the setting up of any reserves for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by the Company's Board of Managers; (c) third, to the holders of Preferred Units (including the holders of Series B-1 Preferred Units), pro rata, in accordance with the aggregate unreturned capital contributions attributable to the Preferred Units until such unreturned capital contributions are zero; then (d) fourth, to the holders of Common Units, pro rata, in accordance with their percentage ownership of all Common Units then outstanding. In other words, in a liquidation, the holders of Series B-1 Preferred Units will receive (if anything) the greater of their contributed capital or the amount that they would receive if the Series B-1 Preferred Units are converted to Common Units (the Series B-1 Preferred Units initially convert on a one-to-one basis to Common Units). The terms of the Series B-1 Preferred Units will not limit the amount of debt or other obligations the Company may incur in the future or the issuance by the Company of additional Preferred Units (including Preferred Units that rank senior to the Series B-1 Preferred Units). Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to or be on equal footing with the Series B-1 Preferred Units in a liquidation.

The Company does not have any present intentions to make any operating distributions, and may not have available cash to make tax distributions. Other than distributions to permit its members to satisfy federal income tax obligations with respect to income allocated to the members during a taxable period ("Tax Distributions"), the Company does not anticipate paying any operating distributions for the foreseeable future. The Company currently intends to retain future earnings, if any, to repay indebtedness and to support its business. Tax Distributions are mandatory under the Company's LLC Agreement but only to the extent that the Company has available cash as reasonably determined by the Company's Board of Managers.

Limitations on Liability of Managers. Although the managers of the Company have contractual duties arising under the LLC Agreement, the LLC Agreement includes certain provisions that are intended to limit or eliminate the managers' fiduciary certain provisions that are intended to limit or eliminate the managers' fiduciary duties and any liabilities associated therewith. Therefore, the members of the Company may have a more limited right of action against the managers of the Company than the members would have if there were no such limiting provisions.

Your purchase of Series B-1 Preferred Units is a long-term and illiquid investment. An investment in the Series B-1 Preferred Units may be long-term and illiquid. The offer and sale of the Series B-1 Preferred Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration. You are being required to represent in writing that you are purchasing the Series B-1 Preferred Units for your own account, for long-term investment, and not with a view towards resale or distribution. Accordingly, you must be willing and able to bear the economic risk of your investment for an indefinite period of time. It is likely that you will not be able to liquidate your investment, even in the event of a personal financial emergency.

The purchase price for the Series B-1 Preferred Units may not be indicative of value. The purchase price for the Series B-1 Preferred Units has been arbitrarily established by the Company. The purchase price may not be indicative of the Series B-1 Preferred Units' actual value or the value of the Company. No assurance is or can be given that the Series B-1 Preferred Units could be sold for the purchase price or for any amount.

Tax implications to your decision to purchase Series B-1 Preferred Units. As more fully described below, the Company is currently classified as a partnership for U.S. federal income tax purposes. Consequently, (i) the Company itself will not be subject to U.S. federal income tax, and (ii), instead, the members will be required to report on their respective U.S. federal income tax returns, and pay U.S. federal income tax (and any applicable state and local taxes) on, their allocable share of the Company's income, gain, loss, deductions and/or credits, regardless of whether, or the extent to which, the members actually receive any distributions of cash or other property from the Company. The income tax consequences of an investment in the Company may be complex and may not be the same for all taxpayers. ACCORDINGLY, EACH POTENTIAL INVESTOR MUST DEPEND SOLELY UPON THE ADVICE OF ITS OWN PROFESSIONAL ADVISORS WITH RESPECT TO ITS INVESTMENT IN THE COMPANY AND THE POTENTIAL TAX CONSEQUENCES THEREOF.

Investors will have to subscribe to multiple agreements in order to invest in this offering. In order to invest in this offering, investors agree to become a party to the Subscription Agreement, Investors' Rights Agreement and LLC Agreement with the Company, and the Custodian and Voting Agreement with XX Investments, LLC available here https://wefunder.com/legal/custodian (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") will hold title of the securities for the benefit of the investor. The company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

As part of the Custodian and Voting Agreement, Investors will grant the Custodian the right to vote their shares purchased in this offering. The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. This means that investors in this offering will not have the right to vote for the things like the election of directors or amendments to the company's Articles of Incorporation. Instead, that right will be granted to the Custodian, and its affiliate, XX Team LLC.

You will not hold title to the purchased securities, instead, title will be held by the Custodian. Under the terms of the Custodian and Voting Agreement, title to the shares in this offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

No regulator has given their approval of the form of the arrangement with the Custodian. The company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this offering, or in subsequent securities offerings by the company for which require regulatory review, the arrangement with the Custodian is challenged, the Company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

Additional risks and uncertainties are not presently known. In addition to the risks specifically identified in these Risk Factors, the Company may face additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial but which may later impair the Company's business, results of operations and financial condition.

This discussion is only a summary of material U.S. federal income tax consequences of this offering.

POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THIS OFFERING, INCLUDING THE EFFECT OF ANY FEDERAL TAX LAWS OTHER THAN

INCOME TAX LAWS, ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY APPLICABLE TAX TREATY. POTENTIAL INVESTORS SHOULD DEPEND SOLELY UPON THE ADVICE OF ITS OWN PROFESSIONAL ADVISORS WITH RESPECT TO ITS INVESTMENT IN THE COMPANY AND THE POTENTIAL TAX CONSEQUENCES THEREOF.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of the Company's initial Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of the Company's initial Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of the Company's initial Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the LLC Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats PTPs that engage in active business activities as corporations for federal income tax purposes. PTPs include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Company believes that interests in the Company will not be traded on an established securities market. The Company also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the IRS would not successfully challenge these positions.

The Regulations provide certain safe harbors from treatment as a PTP under Code section 7704.

The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a PTP. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. This offering of Series B-1 Preferred Units will not be registered under the Securities Act. Generally, an entity that owns membership interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the LLC Agreement contains provisions restricting transfers and withdrawals of Units that may cause such interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

The Company is taxed as a partnership and not as an association taxable as a corporation. Accordingly, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the LLC Agreement unless the allocations provided by the LLC Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Company believes that the allocations provided by the LLC Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the LLC Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Information will be provided to the Members of the Company so that they can report their income from the Company.

POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THIS OFFERING, INCLUDING THE EFFECT OF ANY FEDERAL TAX LAWS OTHER THAN INCOME TAX LAWS, ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY APPLICABLE TAX TREATY. POTENTIAL INVESTORS SHOULD DEPEND SOLELY UPON THE ADVICE OF ITS OWN PROFESSIONAL ADVISORS WITH RESPECT TO ITS INVESTMENT IN THE COMPANY AND THE POTENTIAL TAX CONSEQUENCES THEREOF.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	3,408,150	3,408,150	Yes ⌄
Profits Interests	330,397	330,397	Yes ⌄
Mirror Units	853,780	826,508	No ⌄
Series B Units	2,130,577	2,130,577	Yes ⌄
Series A Units	2,158,539	2,158,539	Yes ⌄
Series Seed Units	1,704,075	1,704,075	Yes ⌄

Securities Reserved for

Class of Security	Issuance upon Exercise or Conversion
Warrants:	229,010 Common Units
Options:	330,397 Profits Interests authorized, of which 330,397 are outstanding

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	The David Adelman FS Investment Trust and Matthew Meehan and Rod Hildebrant, as joint tenants with right of survivorship
Issue date	09/15/19
Amount	$1,500,000.00
Outstanding principal plus interest	$1,500,000.00 as of 12/31/21
Interest rate	10.0% per annum
Maturity date	09/16/21
Current with payments	Yes

The terms of the secured debt are as described in the Loan and Security Agreement and Secured Promissory Notes issued to the lenders.

Convertible Note

Issue date	02/23/20
Amount	$220,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Valuation cap	$35,000,000.00
Maturity date	09/01/22

The terms of the Notes, including conversion mechanics and subordination to senior indebtedness, are as described in the Subordinated Convertible Promissory Note issued to each relevant party.

Convertible Note

Issue date	12/08/21
Amount	$50,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	12/09/23

Convertible Note

Issue date	12/08/21
Amount	$50,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	12/09/23

Convertible Note

Issue date	12/19/21
Amount	$100,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	12/20/23

Convertible Note

Issue date	12/20/21
Amount	$200,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	12/21/23

Convertible Note

Issue date	01/03/22
Amount	$50,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/04/24

Convertible Note

Issue date	01/03/22
Amount	$50,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/04/24

Convertible Note

Issue date	01/04/22
Amount	$50,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/05/24

Convertible Note

Issue date	01/05/22
Amount	$225,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/06/24

Convertible Note

Issue date	01/05/22
Amount	$150,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/06/24

Convertible Note

Issue date	01/09/22
Amount	$100,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/10/24

Convertible Note

Issue date	01/09/22
Amount	$150,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/10/24

Convertible Note

Issue date	01/09/22
Amount	$100,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/10/24

Convertible Note

Issue date	01/10/22
Amount	$150,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/11/24

Convertible Note

Issue date	01/17/22
Amount	$55,000.00
Interest rate	1.26% per annum
Discount rate	20.0%
Valuation cap	$190,000,000.00
Maturity date	01/18/24

Convertible Note

Issue date	01/18/22
Amount	$50,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/19/24

Convertible Note

Issue date	01/19/22
Amount	$150,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/20/24

Convertible Note

Issue date	01/19/22
Amount	$140,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/20/24

Convertible Note

Issue date	01/24/22
Amount	$50,000.00
Interest rate	1.26% per annum
Discount rate	10.0%
Valuation cap	$190,000,000.00
Maturity date	01/25/24

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2018	Section 4(a)(2)	Convertible Note	$1,100,000	General operations

11/2018	Regulation D, Rule 506(b)	Preferred stock	$913,987	General operations
11/2018	Regulation D, Rule 506(b)	Preferred stock	$2,224,980	General operations
12/2019	Regulation D, Rule 506(b)	Preferred stock	$2,287,399	General operations
12/2019	Regulation D, Rule 506(b)	Preferred stock	$2,141,867	General operations
2/2020	Section 4(a)(2)	Convertible Note	$220,000	General operations
4/2021	Regulation D, Rule 506(c)	Preferred stock	$899,973	General operations
4/2021	Regulation D, 506(c)	Priced Round	$368,848	General operations
12/2021	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
12/2021	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
12/2021	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
12/2021	Regulation D, Rule 506(b)	Convertible Note	$200,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$225,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$150,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$150,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$150,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$55,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$140,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$150,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Rod Hildebrant and Matthew Meehan, JTWROS, Justin Fenchel, Tom Fenchel
Amount Invested	$814,423.00

invested

Transaction type	Convertible note
Issue date	11/14/16
Interest rate	5.0% per annum
Discount rate	85.0%
Maturity date	12/31/18
Converted	Yes
Valuation cap	$15,000,000.00
Relationship	Board Member, Board Member and Officer, Father of Board Member

Name	Rod Hildebrant and Matthew Meehan, JTWROS
Amount Invested	$1,100,000.00
Transaction type	Convertible note
Issue date	03/14/18
Interest rate	5.0% per annum
Discount rate	85.0%
Maturity date	03/15/21
Converted	Yes
Valuation cap	$21,000,000.00
Relationship	Board Member

Name	The David Adelman FS Investment Trust and Matthew Meehan and Rod Hildebrant, as joint tenants with right of survivorship
Amount Invested	$1,500,000.00
Transaction type	Loan
Issue date	09/15/19
Outstanding principal plus interest	$1,500,000.00 as of 12/31/21
Interest rate	10.0% per annum
Maturity date	09/16/21
Current with payments	Yes
Relationship	Board Member

Name	Matthew Meehan, Rod Hildebrandt, Tom Fenchel
Amount Invested	$2,141,867.00
Transaction type	Priced round
Issue date	12/30/19
Relationship	Board Member, Father of Board Member

Name	Rod Hildebrant and Matthew Meehan, JTWROS
Amount Invested	$850,000.00
Transaction type	Loan
Issue date	04/20/20
Outstanding principal plus interest	$0.00 as of 01/18/22
Interest rate	12.0% per annum
Maturity date	10/20/20
Current with payments	Yes
Relationship	Board Member

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We develop innovative brands for the next generation of drinkers.

Since day one we have said we want to be the Red Bull of the alcohol industry. We want to be a premiere lifestyle brand sold all over the world. We are currently sold in 30 states, and will be sold all across the US by Spring 2022.We are on a mission to bring connectivity and FUN through our brands all over the world in the next 5 years. These projections cannot be guaranteed.

Milestones

Future Proof Brands LLC dba BeatBox Beverages was incorporated in the State of Delaware in November 2011.

Since then, we have:

- Top Selling Ready to Drink Cocktail, #1 Fastest Selling Single Serve Wine
- $18M in revenue in 2021. Up 160% from 2020 & 350% growth from 2019
- $1M investment from Mark Cuban on Shark Tank
- Selling in 23,000+ stores in the U.S. - Walmart, Kroger, 7-Eleven, & many more
- Massive social media growth, outpacing Truly, Twisted Tea, Four Loko, & more
- BeatBox Influencer Network has a total reach of over 100+ Million people
- Profitable in 2021 with industry leading +60% gross margins
- World-class leadership team from Anheuser-Busch, MillerCoors, & Red Bull

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $7,524,675 compared to the year ended December 31, 2020, when the Company had revenues of $4,199,062. Our gross margin was 33.68% in fiscal year 2021, compared to 4.62% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $1,880,780, including $256,301 in cash. As of December 31, 2020, the Company had $2,493,588 in total assets, including $646,464 in cash.
- *Net Loss.* The Company has had net losses of $3,048,595 and net losses of $4,234,348 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $5,152,223 for the fiscal year ended December 31, 2021 and $2,778,235 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,785,330 in debt, $8,468,206 in equity, and $5,706,923 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Future Proof Brands LLC dba BeatBox Beverages cash in hand is $1,100,000, as of January 2022. Over the last three months, revenues have averaged $1,600,000/month, cost of goods sold has averaged $581,000/month, and operational expenses have averaged $1,500,000/month, for an average burn rate of $481,000 per month. Our intent is to be profitable in 0 months.

Since the date of our financials, we grew our revenue from $6.9m to $18m in 2021 and became profitable on an EBITDA basis

From January - June 2022 we expect revenue of $16m, almost matching our entire 2021 number in 6 months. During that same period, we expect to incur approximately $11M in operating expenses and $5.8M in COGS.

We became profitable in 2021 due to 160% revenue growth and 65% gross margins. However we hired 30 people from July – December 2021 and ramped up some marketing (mostly around music festivals) so we lost money in Q4. Our plan is to raise this money and target breakeven profitability. With our revenue growth we will still be able to hire 20-30 more people as well as spend 3x on marketing and still be breakeven and be able to support our growth to 38m in revenue in 2022.

For additional sources of capital outside of this raise, we can use profit through the business that we allocate to generate growth. We also have an inventory loan that we borrow against.

Projections mentioned above are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Aimy Steadman, certify that:

(1) the financial statements of Future Proof Brands LLC dba BeatBox Beverages included in this Form are true and complete in all material respects ; and

(2) the tax return information of Future Proof Brands LLC dba BeatBox Beverages included in this Form reflects accurately the information reported on the tax return for Future Proof Brands LLC dba BeatBox Beverages filed for the most recently completed fiscal year.

Aimy Steadman
Founder COO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://futureprf.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Aimy Steadman
    Brad Schultz
    Jeff Cuban
    Justin Fenchel
    Matthew Meehan

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird Future Proof Subscription Agreement

    Future Proof Subscription Agreement

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Aimy Steadman

    Brad Schultz

    Jeff Cuban

    Justin Fenchel

    Matthew Meehan

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Future Proof Brands LLC dba
BeatBox Beverages

By

Aimy Steadman

COO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Justin Fenchel

CEO
1/27/2022

Matthew Meehan

Director
1/27/2022

Aimy Steadman

COO
1/27/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.